UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 Conex MD, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   20714T101
                                 (CUSIP Number)

                               Dr. Jacob Bar-Ilan
                               c/o Conex MD, Inc.
                                  33 Herzel St.
                                    Ra'anana
                                  Israel 43353
                             Tel: +972 (57) 946-1249
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2011
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 20714T101                                            Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dr. Jacob Bar-Ilan
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,500,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,500,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,500,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 20714T101                                            Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.0001 per share, of Conex MD, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 33 Herzel St., Ra'anana, Israel 43353.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is filed by Dr. Jacob Bar-Ilan. Dr. Bar-Ilan's address is 33 Herzel St., Ra'anana, Israel 43353. Dr. Bar-Ilan's present principal occupation or employment is the manager of Ergent Medical Center, and the principal place of business of Ergent Medical Center is in Ramat Hasharon, Israel.

     (d) - (e) During the last five years, Dr. Bar-Ilan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     (f) Dr. Bar-Ilan is an Israeli citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 13, 2007, Dr. Bar-Ilan, using his personal funds, purchased 2,500,000 shares of common stock of the Issuer, at a purchase price of $.0001 per share, for an aggregate purchase price of $250.

ITEM 4. PURPOSE OF TRANSACTION.

     Dr. Bar-Ilan acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

     Depending upon then prevailing market conditions, other investment opportunities available to Dr. Bar-Ilan, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Dr. Bar-Ilan may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Dr. Bar-Ilan may deem advisable. Dr. Bar-Ilan reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

     Dr. Bar-Ilan intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

     Dr. Bar-Ilan does not have any present plan or proposal which would relate to or result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 20714T101                                            Page 4 of 5 Pages
-------------------                                            -----------------

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     Dr. Bar-Ilan may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) On the filing date of this Schedule 13D, Dr. Bar-Ilan beneficially owned, in the aggregate, 2,500,000 shares of common stock, representing approximately 29.5% of the Issuer's outstanding shares of common stock, based on 8,475,500 shares of common stock issued and outstanding as of April 19, 2011, according to the Description of Securities on Amendment No. 4 to Form S-1 of the Issuer filed with the Securities and Exchange Commission on April 19, 2011.

     (b) Dr. Bar-Ilan directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

     (c) Except as set forth in this Schedule 13D, Dr. Bar-Ilan has not effected any transaction in the shares of common stock during the past sixty (60) days.

     (d) Except for Dr. Bar-Ilan, no person is known by Dr. Bar-Ilan to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Dr. Bar-Ilan.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the knowledge of Dr. Bar-Ilan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 20714T101                                            Page 5 of 5 Pages
-------------------                                            -----------------

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 23, 2011                            /s/ Dr. Jacob Bar-Ilan
                                               ---------------------------------
                                               Dr. Jacob Bar-Ilan